

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2013

Via E-mail
Susan R. McFarland
Executive Vice President and Chief Financial Officer
Federal National Mortgage Association
3900 Wisconsin Avenue, NW
Washington, DC 20016

> **Re:** **Federal National Mortgage Association**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012 and Amended March 9, 2012**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2012**
> **Filed November 7, 2012**
> **Response dated December 13, 2012**
> **File No. 000-50231**

Dear Ms. McFarland:

We have reviewed your filings and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended September 30, 2012

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 1

Provision for Credit Losses, page 25

1. We note your response to prior comment 3 from our letter dated November 29, 2012 that you classified 170,000 loans as TDRs with a recorded investment of $22.9 billion as of September 30, 2012 and 45% were on non-accrual status prior to classification. You further state that 74% of the loans were measured for individual impairment based on the

Susan R. McFarland
Federal National Mortgage Association
February 14, 2013
Page 2

present value of expected future cash flows and that the remaining 26% were probable of foreclosure and were measured based on the fair value of the loan's underlying collateral. Please address the following related to these loans:

- Provide us with a breakout of the loan count, unpaid principal balance, and allowance before and after TDR classification for these loans by accrual status and impairment type (i.e. expected cash flows or collateral value).

- Tell us the weighted average delinquency by impairment type for the loans on nonaccrual.

- We note ASC 310-10-S99-4 states that while ASC 310-10 provides more specific guidance on measurement of loan impairment it does not change the fundamental recognition criteria for loan losses provided by ASC 450-20. As such, and if applicable, explain the increase in the allowance for your nonaccrual loans due to the movement of loans from an ASC 450-20 model to the impairment model under ASC 310-10-35.  In your response address the difference between the models and the key drivers of the increase in the allowance under ASC 310-10-35 by impairment type.

You may contact Lindsay McCord at (202) 551-3417 or me at (202) 551- 3512 with any questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant